SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME: Simplify Exchange Traded Funds

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	154 W 14th Street, Floor 2
New York NY 10011

TELEPHONE NUMBER:	646-741-2438

NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS:	THE CORPORATION TRUST COMPANY
Corporation Trust Center, 1209 Orange St.
Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes	/ /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Bexley and State of Ohio on this 18th day of May, 2020.

Simplify Exchange Traded Funds

/s/ JoAnn M. Strasser
By:	JoAnn M. Strasser
Sole Trustee

ATTEST:	/s/ Brian Doyle-Wenger

Name	Brian Doyle-Wenger

Title:	Secretary